SO 3/22/04

SECURIT ISSION

04016437

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABRAHAM & Co., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47TH STREET CT. NW
(No. and Street)

GIG HARBOR (City) WA (State) 98335 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KYE ABRAHAM (253) 851-7486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

50 SOUTH MAIN, STE 1450 SALT LAKE CITY, UT 84144
(Address) (City) (State) (Zip Code)

RECEIVED MAR 4 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, KYE A. ABRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABRAHAM & CO., INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MICHELLE RAE FILBERT
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES SEPT. 24, 2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & CO., INC.

FINANCIAL STATEMENTS

December 31, 2003

CONTENTS

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

RSM McGladrey Network
An Independently Owned Member

50 South Main Street, Suite 1450 • Salt Lake City, Utah 84144
Telephone (801) 328-4408 • Fax (801) 328-4461

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Abraham & Co., Inc.
Gig Harbor, Washington

We have audited the accompanying statement of financial condition of Abraham & Co., Inc. as of December 31, 2003, and the related statements of income, changes in stockholders equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abraham & Co., Inc. as of December 31, 2003, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 13, 2004

ABRAHAM & CO., INC.
Statement of Financial Condition

ASSETS

	December 31, 2003
CURRENT ASSETS	
Cash	$ 652
Cash deposit with clearing organization	10,158
Receivable from clearing organization, net	1,349
Accounts receivable - related party	3,987
Marketable securities, at fair value	351
Equipment and software at cost, net of accumulated depreciation of $7,140	686
Total Current Assets	$ 17,183

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable, accrued expenses, and other liabilities	$ 3,789
Total Current Liabilities	3,789
CONTINGENCIES (Note 6)	
STOCKHOLDERS' EQUITY	
Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares	12,800
Additional paid-in capital	39,243
Accumulated deficit	(38,649)
Total Stockholders' Equity	13,394
TOTAL CURRENT LIABILITIES AND STOCKHOLDERS' EQUITY	$ 17,183

The accompanying note are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Income

		For the Year Ended December 31, 2003
REVENUES		
Commissions	$	16,446
Administrative fees charged to related parties		9,000
		25,446
OPERATING EXPENSES		
Employee compensation		10,690
Communications and data services		2,235
Legal and professional services		3,250
Depreciation		744
Occupancy		1,192
Automobile expense		4,473
Taxes, fees and licenses		3,565
Other expenses		8,685
Total Operating Expenses		34,834
OPERATING LOSS		(9,388)
OTHER INCOME AND EXPENSE		
Loss on sales of trading securities		(580)
Unrealized gain on valuation of trading securities		335
Interest income		56
Interest expense		(709)
Total Other Income and Expense		(898)
NET LOSS	$	(10,286)
BASIC LOSS PER SHARE	$	(0.80)
WEIGHTED AVERAGE SHARES OUTSTANDING	$	12,800

The accompanying note are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock				Additional Paid-in		Accumulated	
	Shares		Amount		Capital		Deficit	
Balance at December 31, 2002	12,800	$	12,800	$	30,753	$	(28,363)	
Received capital contribution from sole stockholder, on December 31, 2003	-		-		8,490		-	
Net loss for year ended December 31, 2003	-		-		-		(10,286)	
Balance at December 31, 2003	12,800	$	12,800	$	39,243	$	(38,649)	

The accompanying note are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Cash Flows

		For the Year Ended December 31, 2003
CASH FLOWS FORM OPERATING ACTIVITIES		
Net (loss)	$	(10,286)
Adjustments to reconcile net loss to net cash used Provided by operating activities:		
Depreciation expense		744
Services contributed by stockholder		8,490
Realized loss on sales of securities		580
Unrealized gain on valuation of securities		(335)
Changes in operating assets and liabilities:		
(Increase) in deposit with clearing organization		(56)
(Increase) in net receivable from clearing organization		(1,162)
(Increase) in accounts receivable - related party		(1,289)
Increase in accounts payable, accrued expenses and other liabilities		1,173
Net Cash Used by Operating Activities		(2,141)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of securities		2,420
Net Cash Provided by Investing Activities		2,420
CASH FLOWS FROM FINANCING ACTIVITIES		-
INCREASE IN CASH		279
CASH, BEGINNING OF YEAR		373
CASH, END OF YEAR	$	652
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
CASH PAID FOR:		
Interest	$	709
Income taxes	$	-
NON CASH FINANCING AND INVESTING ACTIVITIES		
Services contributed by stockholder	$	8,490

The accompanying note are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Abraham & Co., Inc., a Washington corporation, is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934. The Company engaged in the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions, are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Income and Expense Recognition

The Company records income and expense on the accrual basis. Commission revenue and expense, net of clearing fees, are reflected in these financial statements on a trade date basis.

Securities Transactions

The Company has classified all marketable securities as trading securities pursuant to SFAS No. 115 *Accounting For Certain Investments In Debt And Equity Securities*. As such, all securities are carries at fair market value. Gains or losses are determined using first in first out valuations. During the year ended December 31, 2003, the Company recorded realized losses of $580 from the sale of securities and recorded unrealized gains of $335.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ABRAHAM & CO., INC.
Notes to Financial Statements
December 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Federal Income Taxes (Continued)

Net deferred tax assets consist of the following components as of December 31, 2003:

		2003
Deferred tax assets:		
NOL Carryover	$	510
Deferred tax liabilities:		-
Valuation allowance		(510)
Net deferred tax asset	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2003 due to the following:

		2003
Book income	$	(4,010)
Unrealized Loss		(130)
Contributed Services		3,310
Other		79
Valuation allowance		751
	$	-

At December 31, 2003, the Company had net operating loss carryforwards of approximately $1,300 that may be offset against future taxable income from the year 2003 through 2023. No tax benefit has been reported in the December 31, 2003 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three years.

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC LOSS PER SHARE

Basic loss per share of common stock were computed by dividing the net loss by the weighted average number of common shares outstanding for the year. Diluted loss per share is not presented because the Company has not issued any dilutive potential common shares. The weighted average number of common shares outstanding for the year ended December 31, 2003, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $8,510 which was $3,510 in excess of its required net capital of $5,000, and had a net capital ratio of 0.45 to 1.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities

NOTE 5 - RELATED PARTY TRANSACTIONS

The sole shareholder of the Company has a 23 percent ownership interest in, and is president of, another corporation. During the year ended December 31, 2003, the Company earned $9,000 in administrative fees for services provided to this corporation.

The Company uses office space and an automobile owned by the sole shareholder and paid approximately $1,192 and $4,473 toward these costs during the year ended December 31, 2003, respectively.

During the year ended December 31, 2003, the Company incurred $10,690 in commissions expense to its sole stockholder and employee. Of this amount $8,490 was contributed back to the Company as additional paid-in capital.

NOTE 6 - CONTINGENCIES

The Company has been named in a cross-complaint brought by the Allens and Allen Wireless Group, Inc. entitled Northern Arizona Group SMR, etc. v. Dr. David Allen, et al. The matter is in its early stages. The Company does not believe that this matter will result in a negative outcome.

ABRAHAM & CO., INC.
Schedule I
Compuation under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	13,394
Non-allowable assets:		
Fixed assets net of accumulated depreciation		(686)
Deposit with clearing organization in excess of required amount		(158)
Accounts receivable - related party		(3,987)
Haircuts on securities		(53)
Net Capital	$	8,510

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities	$	3,789
Aggregate Indebtedness	$	3,789

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	253
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess or required minimum	$	3,510
Excess net capital at 10.00% (net cap less 10% of aggregate indebtedness)	$	8,131
Ratio: Aggregate indebtedness to net capital		0.45 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report	$	8,958
Net audit adjustments to accounts payable and additional paid-in capital		(290)
Deposit with clearing organization in excess of required amount		(158)
Net Capital Per Above	$	8,510

ABRAHAM & CO., INC.
Schedule II
Compuation under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

RSM McGladrey Network
An Independently Owned Member

HJ & ASSOCIATES, L.L.C.

50 South Main Street, Suite 1450 • Salt Lake City, Utah 84144
Telephone (801) 328-4408 • Fax (801) 328-4461

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Board of Directors
Abraham & Co., Inc.
Gig Harbor, Washington

In planning and performing our audit of the financial statements of Abraham & Co., Inc. for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded property to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Abraham & Co., Inc. for the year ended December 31, 2003.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

The report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange act of 1934, and should not be used for any other purpose.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 13, 2004